# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coursera, Inc., CIK 0001651562
CUSIP: 22266M104
Title of class of securities: COMMON STOCK, $0.00001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2440 West El Camino Real, Suite 500, Mountain View, California (CA), 94040
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001305473

## Reporting persons
- Insight Holdings Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,942,502; sole dispositive power 0; shared dispositive power 8,942,502; aggregate amount beneficially owned 8,942,502 (3.4% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Insight Venture Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,705,630; sole dispositive power 0; shared dispositive power 5,705,630; aggregate amount beneficially owned 5,705,630 (2.2% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Insight Venture Partners VII (Co-Investors), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 132,060; sole dispositive power 0; shared dispositive power 132,060; aggregate amount beneficially owned 132,060 (0% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Insight Venture Partners (Cayman) VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,511,736; sole dispositive power 0; shared dispositive power 2,511,736; aggregate amount beneficially owned 2,511,736 (0.9% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Insight Venture Partners (Delaware) VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 360,895; sole dispositive power 0; shared dispositive power 360,895; aggregate amount beneficially owned 360,895 (0.1% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Insight Venture Associates VII, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,710,322; sole dispositive power 0; shared dispositive power 8,710,322; aggregate amount beneficially owned 8,710,322 (3.3% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Insight Venture Associates VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,710,322; sole dispositive power 0; shared dispositive power 8,710,322; aggregate amount beneficially owned 8,710,322 (3.3% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Insight Associates XI, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 232,180; sole dispositive power 0; shared dispositive power 232,180; aggregate amount beneficially owned 232,180 (0.1% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Insight Associates XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 232,180; sole dispositive power 0; shared dispositive power 232,180; aggregate amount beneficially owned 232,180 (0.1% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
- Grace Software Cross Fund Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 232,180; sole dispositive power 0; shared dispositive power 232,180; aggregate amount beneficially owned 232,180 (0.1% of the class)
  Comment: Calculations are based upon 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

## Item 1. Issuer
Name of issuer: Coursera, Inc.
Address of issuer's principal executive offices: 2440 West El Camino Real, Suite 500, Mountain View, CA 94040

## Item 2. Person Filing
Name of person filing:
This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Grace Software Cross Fund Holdings, LLC, a Delaware limited liability company ("Grace"); (ii) Insight Venture Partners VII, L.P., a Cayman Islands exempted limited partnership ("IVP VII"); (iii) Insight Venture Partners (Cayman) VII, L.P., a Cayman Islands exempted limited partnership ("Cayman VII"); (iv) Insight Venture Partners (Delaware) VII, L.P., a Delaware limited partnership ("Delaware VII"); (v) Insight Venture Partners VII (Co-Investors), L.P., a Cayman Islands exempted limited partnership ("Co-Investors VII", and together with IVP VII, Cayman VII and Delaware VII, the "Fund VII Entities"); (vi) Insight Venture Associates VII, L.P., a Cayman Islands exempted limited partnership ("IVA VII LP"); (vii) Insight Venture Associates VII, Ltd., a Cayman Islands exempted company ("IVA VII Ltd"); (viii) Insight Associates XI, L.P., a Cayman Islands exempted limited partnership ("IA XI LP"); (ix) Insight Associates XI, Ltd., a Cayman Islands exempted company ("IA XI Ltd"); and (x) Insight Holdings Group, LLC, a Delaware limited liability company ("Holdings").

The general partner of each of the Fund VII Entities is IVA VII LP, whose general partner is IVA VII Ltd. The manager of Grace is IA XI LP, whose general partner is IA XI Ltd. The sole shareholder of IVA VII Ltd and IA XI Ltd is Holdings.
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon the 264,400,000 shares of Common Stock of the Issuer outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference. %
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Insight Holdings Group, LLC: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Insight Venture Partners VII, L.P.: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Insight Venture Partners VII (Co-Investors), L.P.: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Insight Venture Partners (Cayman) VII, L.P.: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Insight Venture Partners (Delaware) VII, L.P.: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Insight Venture Associates VII, Ltd.: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Insight Venture Associates VII, L.P.: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Insight Associates XI, Ltd.: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Insight Associates XI, L.P.: /s/ John Weinstein, Authorized Officer (08/14/2026)
- Grace Software Cross Fund Holdings, LLC: /s/ John Weinstein, Authorized Officer (08/14/2026)